INVEST IN **EL CONDOR**

Coffee roaster and cafe + lifestyle brand



wilcuma.com New York NY

Retail Food Crowdfunding Sustainability Hospitality

LEAD INVESTOR

Yanick JETHA

I invested in El Condor because of their potential of growth, the market industry is clearly there, especially during this period, we notice that the coffee industry remain persistent. The Founders Nicolas and Mucgio are strong with domain expertise and previous operating experience with the well know French chef Alain Ducasse (Michelin stars) and Four Seasons. I am most impressed by their sense of humanity and the taste of their products. Compare to different tech startups, El Condor is a daily return business and profitable since day one.

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 13 WHAT PEOPLE SAY 71 ASK A QUESTION

Highlights

1. The comprehensive approach and versatile business model mitigating risk, from cafes to wholesale
2. The vision beyond coffee and its multiple revenue streams: CPG, music, fashion, etc.
3. The growth opportunities with several iterations of the concept in multiple real estate environments
4. The checks of post-pandemic and new-reality boxes, mainly consumption flexibility and cleanliness
5. A project that defines the future of the hospitality industry, especially from a people standpoint
6. A $70b market in 2020 in the US only, with an average 9% yearly growth expected for the next 5 years
7. Our versatile team has 30+ years of experience in the food business and hospitality in general
8. We complement our skill sets with strong experts in their fields (design, coffee sourcing, etc.)

Our Team



Nicolas Simon CEO

Alain Ducasse/Four Seasons/2 Michelin stars/Business school/Carried the Olympic Torch in 1992

> Coffee is an essential mass market product in our daily lives, even considered as an essential business during a pandemic. It also offers many different avenues in terms of scale, starting with roasting our own beans. This is how we work: everyday experiences we approach with premium levels of hospitality and explore in all aspects possible.

Mucjon Demiraj COO

Real estate expert/Restaurant owner/Financial adviser/Came to the US on a basketball scholarship

El Condor at its core

The available deck provides much detail about concept and brand already (please read through it carefully), but we wanted to emphasize a few aspects that are particularly important to us.



Pexels - Photo by Daniel Reche

Human Resources are truly critical...

Our labor models do not reinvent the wheel, yet they allow for true HR policies in favor of our teams: fair compensation for all, no discrepancies between back and front of the house, revenue share vs tips, insurance, advancement opportunities, on-going learning and training, empowerment and more. In other words: what you would expect from basically any other industry...

Below a couple of recent pieces that illustrates very well the current challenges our industry faces from a compensation standpoint.

https://stories.zagat.com/posts/claire-sprouse-on-making-hunky-dory-a-no-tip-zone?utm_medium=email&u...

https://dc.eater.com/2020/9/10/21423018/d-c-restaurants-eliminate-tipping-add-service-charges-corona...





Unsplash - photo by Brooke Cagle

Super clean and safe!

Yes, the current pandemic requires everybody to enforce new rules in terms of cleanliness and safety. Good news is that has always been part of how we run things, as basic as it sounds: no coffee stains on tables, no crumbs on the floor, no trash cans in sight, spotless uniforms, thorough cleaning schedules in place... you get the point.

And cheers to a cleaner world as a silver lining to this unprecedented crisis...



Etsy

One word: flex-i-bi-li-ty

Because of Covid-19, again, the hospitality industry has aged 5 years in the past 9 months! Brutal and throwing everything off balance right now, but no real surprise as to where we were headed...

We are no special visionaries, yet El Condor has embraced many necessary evolutions since the very beginning, as a business plan: delivery and takeout (including a nice window on the street), digital strategy from POS to social SEO/SEM, maximization of hours of operation, multi-use venues (co-working, exhibitions, etc.), retail, "ghost" products/brands from our cafe kitchens

exhibitions, etc.), retail, "ghost" products/brands from our cafe kitchens.

Not to mention the wide range of locations and layouts the concept offers, as demonstrated by the immediate real estate options at stake as well as the surprise right below.



Lady Falcon Coffee Club - San Francisco, CA

Maybe another location opportunity?

We are in negotiations with Selina to take over F&B operations at their new property in Chelsea, NYC (formerly Hotel Americano).

Excellent opportunity for a 4th El Condor as an all-day dining outlet on the ground floor of the hotel, under a management contract (hence limited to no investment cost to us).

Regardless of that opportunity, we can expand fast within many different environments and position ourselves as an amenity/enhancement to our various real estate partners.



Selina Chelsea - NYC

All about community and neighborhood

Just think the opposite of cookie-cutter... The concept of course has its own DNA (like that mid-century modern interior design approach that brings comfort and openness) but it first and foremost celebrates the immediate surroundings of its locations: history, art and culture of a city or a neighborhood within, primary

purpose, specific partnerships.

That translates into interior design changes from one place to another, evolution of the branding identity, different F&B menu options, grass-roots initiatives, and more.



Mid-century modern design - Palm Springs, CA

Lifestyle

By now you know that we not only think "full-spectrum" when it comes to coffee, but also want to expand the brand beyond its core business: fashion collaborations, music production, furniture design, coffee equipment design, the opportunities are pretty much endless as long as they remain qualitatively relevant.

Many fun projects to work on in the future and very promising revenue streams!



Chase Shiel - Custom Nike Air Max 1

The game plan

Here are the next 5 key milestones as soon as the raise is completed (this is not guaranteed):

- February 1st, 2021: lease executed at the first stand-alone location

- March 1st, 2021: both coffee counters with Primary are open for business

- April 1st, 2021: the first wholesale accounts are being supplied

- June 1st, 2021: opening of 1557 Lex, aka El Condor's first coffee shop

- July 1st , 2021: our retail business scores its first major distribution deal (supermarket chain for instance)

And right now, while the fundraise is under way, we are just getting ready as much as possible to execute on the plan as soon as the investment is finalized (conversations with key people, companies and suppliers to be involved, pre-selection of equipment, etc.). All funds will go towards opening the 3 locations as described above and in the deck.

Let's wrap it up with some music!

El Condor Pasa by Simon & Garfunkel, courtesy of Youtube... This is the song that originally inspired the whole concept and its ties to the wilderness, sense of freedom and quest. Enjoy!



Cheers!





Unsplash - Photo by Nathan Dumlao